

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

October 7, 2016

Via E-mail
Mr. Don E. Wallette, Jr.
Chief Financial Officer
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

>   **Re: ConocoPhillips**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 23, 2016**
>   **Form 8-K Filed July 28, 2016**
>   **Response Letter Dated September 12, 2016**
>   **File No. 1-32395**

Dear Mr. Wallette:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Oil and Gas Operations (Unaudited), page 139

Proved Undeveloped Reserves, page 150

1.   We note your response to prior comment 4 indicating certain proved undeveloped locations related to the Eagle Ford area will not be developed within five years of their

Mr. Don E. Wallette, Jr.
ConocoPhillips
October 7, 2016

initial disclosure and that after considering the answer in Question 131.03 in the C&DIs, you have concluded that continuing to recognize these locations is appropriate.

We are not in a position to agree with your conclusion regarding an exception to the requirements under Rule 4-10(a)(31)(ii) of Regulation S-K based on the facts and circumstances provided in your response related to your Eagle Ford proved undeveloped locations. In this regard, we note your response to prior comment 2 states "by exercising capital flexibility we have slowed the pace of certain investments including our drilling program in the Eagle Ford area" and "this decision did not materially impact our reserves estimates for the Eagle Ford at fiscal year-end 2015, but did impact the conversion timing of undeveloped reserves." The last bullet in the answer to Question 131.03 indicates delays in development caused by internal factors such as your decision to slow the pace of investments relating to your drilling program in the Eagle Ford area would not warrant an exception for a time period longer than five years to begin development of those reserves. Please remove any previously disclosed proved undeveloped reserves attributable to Eagle Ford locations which are not planned to be drilled within five years of initial disclosure.

Form 8-K Filed July 28, 2016

Exhibit 99.1 Press Release

2.   Please revise your presentation of annualized revenue to include disclosure similar to the explanations provided in your response to prior comment 6.

You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources